  EXHIBIT 99.1

August 2, 2020	News Release 20-14

Pretivm Reports Fatality at Brucejack Mine

Vancouver, British Columbia, August 2, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is deeply saddened to report a fatality resulting from an incident that occurred Friday, July 31st at the Brucejack Mine.

The isolated incident occurred during maintenance at a support facility on surface. The injured employee was treated immediately by the site emergency response team and then transported to the hospital in Terrace, British Columbia where he passed away today.

“It is with a heavy heart that I am reporting this tragic loss. Our immediate focus is to support his family, friends and colleagues at this difficult time,” said Jacques Perron, President and CEO of Pretivm. “The safety and well-being of our employees is our topmost priority and we will investigate the incident fully. This tragedy is a devastating reminder of the critical importance of safety in all aspects of mine site operations.”

Operations at Brucejack were suspended on Friday and have since resumed. The Company is fully cooperating with an investigation of the incident.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, information with respect to the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those set out in our Annual Information Form and From 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, those set out in the Pretivm Disclosure Documents, many of which may be difficult to predict and beyond our control. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.